April 6, 2017

Michelle Stasny
 Special Counsel
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Natixis Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed February 21, 2017 File No. 333-216148

Dear Ms. Stasny:

We are counsel to Natixis Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated March 20, 2017 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-216148) on Form SF-3 filed on February 21, 2017 (the “Original Filing”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.  Included with this letter is a clean copy of the Amendment No. 1 with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.  In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version. Also, for your convenience, we have separately included change pages for the indicated document.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Y. Jeffrey Rotblat  Tel  212 504 6401   Fax  212 504 6666  jeffrey.rotblat@cwt.com

Michelle Stasny
April 6, 2017

General

1.     Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have not been subject to the requirements of Section 12 or 15(d) of the Exchange Act at any time during the last twelve months and any portion of a month immediately preceding the filing of Amendment No. 1 with respect to asset-backed securities involving the same asset class.

2.     Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit’s December 23, 2014 decision (the “Retirement Board Decision”) in Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a “certificate of interest or participation in two or more securities” that have “substantially different rights and privileges” from the provisions of the TIA.  The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are “certificates of interest” in the pool of

Michelle Stasny
April 6, 2017

mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a “security” for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust.  These key factors that the court relied upon in its holding apply equally to the Certificates.  Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.

Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  Section 304(a)(1) exempts from the TIA any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.”  As discussed in the following paragraph, the Certificates are not “notes”, “bonds”, “debentures” or “evidence of indebtedness”.  Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.

In response to the Staff’s request, the following is the Registrant’s analysis of how it believes the Certificates differ from asset-backed securities issued as notes (“Notes”): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g.,

Michelle Stasny
April 6, 2017

seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).

The Registrant also confirms that it understands that the Trust Indenture Act does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

Form of Prospectus

Prospectus Cover

3.     We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to disclose information about interest rate swap counterparties, as applicable. However, your disclosure on page 41 states that “[o] ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available.” Please reconcile these statements.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Summary of Terms

Primary Servicer, page 26

4.        Please revise your bracketed disclosure to indicate that you will identify and provide information about the roles for each affiliated primary servicer and each unaffiliated primary servicer that services 10% or more of the pool of assets as contemplated by Item 1108(a)(2) of Regulation AB. Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB. See Item 1103(a)(1) and Item 1108(a) of Regulation AB.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Risk Factors, page 49

5.     Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

Michelle Stasny
April 6, 2017

The Registrant confirms that for each takedown, the related prospectus will include only the risk factors most applicable to that transaction and that such risk factors will be limited only to the most significant risks.

6.      It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. As an example only, consider the risk factor, “Potential Conflicts of Interest of the Master Servicer and the Special Servicer” on page 113. It is unclear from this statement what the risk to the investor is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

For each takedown, the related prospectus will include only the risk factors most applicable to that transaction and that such risk factors will be limited only to the most significant risks. Appropriate context will be provided to explain the risks involved.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 94

7.     We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information. It appears that this risk factor does not describe a risk related to your offering and should be deleted. If you believe, however, that investors should review static pool data subject to these factors, then please revise to provide the static pool information.

The risk factor “Static Pool Data Would Not Be Indicative of the Performance of this Pool” has been removed.

Sellers of the Mortgage Loans, page 143

8.     We note your disclosure that “a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or multiple contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.” This suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. Please confirm that, if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant

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April 6, 2017

to Rule 7 of Regulation RR or revise your disclosure to make clear that single-family rental loans will not be included in the asset pool.

The Registrant confirms that if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR, rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR.

9.     We note that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

The Registrant confirms that, if the Registrant or an underwriter obtain a due diligence report from a third-party provider, the Registrant, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.

Description of the Mortgage Pool

Delinquency Information, page 177

10.      We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

The Registrant confirms that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus.

Additional Information, page 206

11.      We note your bracketed disclosure stating that you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

Michelle Stasny
April 6, 2017

•
That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

The Registrant confirms that, pursuant to Item 1111(h)(1) of Regulation AB, at the time of filing each preliminary prospectus, the Registrant will provide asset-level information in the manner specified in Schedule AL.

•
That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Registrant confirms that the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	That each data point included in Form ABS-EE will conform to the definition of each item requirement.

The Registrant confirms that each data point included in Form ABS-EE will conform to the definition of each item requirement.

•
That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

The Registrant confirms that, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, the Registrant will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Michelle Stasny
April 6, 2017

Transaction Parties

The Sponsors and Mortgage Loan Sellers, page 207

12.      We note that the sponsors may elect to substitute a loan to cure a breach of a representation or warranty. Please revise your prospectus where appropriate to include a description of the Rule 193 review for assets that may be added to the pool and the corresponding Item 1111(a)(7)and Item 1111(a)(8) of Regulation AB disclosure.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

NREC’s Underwriting Standards, page 210

13.   We note your disclosure throughout the prospectus that the mortgage loans and whole loans will be originated or acquired by the mortgage loan sellers. Please revise your disclosure here, and throughout the prospectus as necessary, to include a description of the solicitation, credit-granting, or underwriting criteria used to purchase the pool assets and the extent to which such policies and criteria are or could be overridden. Please also make similar revisions, as necessary, to the disclosure under the heading “Natixis, New York Branch’s Underwriting Standards” beginning on page 219. See Item 1111(a)(3) of Regulation AB.

With respect to mortgage loans and whole loans that will be acquired (rather than originated) by the mortgage loan sellers, the Registrant has modified the sections entitled “Natixis, New York Branch’s Underwriting Standards” and “NREC’s Underwriting Standards” in the form of prospectus in response to the Staff’s comments.

Credit Risk Retention, page 236

14.   Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.

15.   Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

Michelle Stasny
April 6, 2017

The Registrant confirms that the Registrant will file the certification relating to qualifying CRE loans if the Registrant intends to use the qualifying CRE loan exemption under the risk retention rules.

Description of the Certificates

Reports to Certificateholders; Certain Available Information, page 271

16.   Please confirm and revise to clarify that the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. Refer to Item 1111(h) of Regulation AB and General Instruction D.3(a) of Form 10-D. Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders.

The Registrant confirms that the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D and the Registrant has modified the form of prospectus in order to clarify this. The asset-level information will be incorporated by reference from the Form ABS-EE.

Information Available Electronically, page 276

17.   Please revise the list of “SEC EDGAR filings” to include the Form ABS-EE for offerings after the asset-level disclosure compliance date. Please also revise the disclosure in the section titled “Where You Can Find More Information” on page 464 to indicate that the Forms ABS-EE will be filed and available.

The Registrant has modified the form of prospectus in response to the Staff’s comments.

[Description of the Derivative Instrument], page 396

18.   Please revise to indicate that the financial information required by Item 1115(b)(1) and Item 1115(b)(2) of Regulation AB regarding the swap counterparty will be included if the significance percentage is 10% or more but less than 20%, or 20% or more, as applicable.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Pending Legal Proceedings Involving Transaction Parties, page 419

Michelle Stasny
April 6, 2017

19.   Please revise your disclosure to indicate that you will provide disclosure about any material pending legal proceedings pertaining to the sponsors that may arise in the future. See Item 1117 of Regulation AB.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

20.  We are also unable to locate bracketed disclosure regarding any legal proceedings pending against the depositor, issuing entity, originators, and all servicers, aside from the master servicer, contemplated under Item 1108(a)(3) of Regulation AB. Please revise. See Item 1117 of Regulation AB.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Exhibits

21.   Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

The Registrant has included in Amendment No. 1 the form of certification pursuant to Item 601(b)(36) of Regulation S-K, its legal and tax opinion and cross-references to the previously-filed form transaction agreements, as appropriate.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Y. Jeffrey Rotblat

Y. Jeffrey Rotblat, Esq.

cc:	Jerry Tang, Natixis Commercial Mortgage Securities LLC (w/o enclosures) Margaret Lam, Esq., Natixis Commercial Mortgage Securities LLC (w/o enclosures)